Snazzy Beverages, Inc. (the "Company") a Delaware Corporation

Financial Statements

For the fiscal year ended December 31, 2024 and 2025

Snazzy Beverages, Inc.
Balance Sheet
As of December 31, 2025

	Jan - Dec 2024	Jan - Dec 2025
ASSETS		
Current Assets		
Bank Accounts		
1005 Wells Fargo Business Checking 9153	79,087.58	132,442.08
1015 MHW Cash Account		(42,598.71)
Total Bank Accounts	$ 79,087.58	$ 89,843.37
Other Current Assets		
1215 Inventory		159,888.29
1230 Unfinished Inventory	146,447.04	20,000.00
Total Other Current Assets	$ 146,447.04	$ 179,888.29
Total Current Assets	$ 225,534.62	$ 269,731.66
TOTAL ASSETS	$ 225,534.62	$ 269,731.66
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Credit Cards		
2005 AMEX Credit Card 71001	27,747.73	37,089.31
Total Credit Cards	$ 27,747.73	$ 37,089.31
Other Current Liabilities		
2100 Short-Term Loan Payable		0.00
2105 IPFS Insurance Loan		430.17
Total 2100 Short-Term Loan Payable	$ -	$ 430.17
Total Other Current Liabilities	$ -	$ 430.17
Total Current Liabilities	$ 27,747.73	$ 37,519.48
Long-Term Liabilities		
2500 Long-Term Loan Payable		0.00
2505 Note Payable David P.	269,051.27	193,148.77
Total 2500 Long-Term Loan Payable	$ 269,051.27	$ 193,148.77
2600 SAFE Series 1 Notes Outstanding		0.00
2605 Richard H Peterson Jr	30,000.00	30,000.00
2610 Stephen F Peterson	100,000.00	100,000.00
2615 Victoria Ann Peterson	10,000.00	10,000.00
2625 David Peterson		160,952.50
Total 2600 SAFE Series 1 Notes Outstanding	$ 140,000.00	$ 300,952.50

2700 SAFE Series 2 Notes Outstanding				0.00
2705 Trustees of the Gibson Family Trust Dated				20,000.00
2710 John Cardente				25,000.00
2715 Levey Family Trust				10,000.00
2720 Tom Barnds				20,000.00
2725 Stephen F Peterson				25,000.00
2726 David Peterson				38,000.00
2730 Garrett A Gavello Trust				20,000.00
2735 Mand R. Peterson Trust				300,000.00
2740 Peter M Love				10,000.00
2745 Series of Entrepreneur Ventures Labs LLC				12,500.00
Total 2700 SAFE Series 2 Notes Outstanding	$	-	$	480,500.00
Total Long-Term Liabilities	$	409,051.27	$	974,601.27
Total Liabilities	$	436,799.00	$	1,012,120.75
Equity				
3100 Retained Earnings		(45,449.90)		(211,264.38)
Net Income		(165,814.48)		(531,124.71)
Total Equity	$	(211,264.38)	$	(742,389.09)
TOTAL LIABILITIES AND EQUITY	$	225,534.62	$	269,731.66

Note

FOR MANAGEMENT USE ONLY - NOT AUDITED

Snazzy Beverages, Inc.
Income Statement

Snazzy Beverages, Inc.
Profit and Loss
January 2024 - December 2025

	Jan - Dec 2024	Jan - Dec 2025	Total
Income			
4005 Brick & Mortar		12,228.57	12,228.57
4010 E-Commerce		8,118.19	8,118.19
4090 Recycle Fee Income		108.40	108.40
Total Income	**$ -**	**$ 20,455.16**	**$ 20,455.16**
Cost of Goods Sold			
5000 Cost of Services			0.00
5085 COGS Inventory Adjustments		18,171.39	18,171.39
Total 5000 Cost of Services	**$ -**	**$ 18,171.39**	**$ 18,171.39**
Total Cost of Goods Sold	**$ -**	**$ 18,171.39**	**$ 18,171.39**
Gross Profit	**$ -**	**$ 2,283.77**	**$ 2,283.77**
Expenses			
6200 General & Administrative Expenses			0.00
6205 Dues and Subscriptions	5,132.16	9,499.13	14,631.29
6210 Office Supplies	0.00	414.79	414.79
6215 Licenses & Permits	1,500.00	4,255.00	5,755.00
6220 Bank Service Charges	870.00	1,550.00	2,420.00
6225 Insurance		0.00	0.00
6226 Product/Liquor Insurance		2,590.51	2,590.51
6227 Warehouse Insurance		28.88	28.88
6228 Freight Insurance		5,688.53	5,688.53
Total 6225 Insurance	**$ -**	**$ 8,307.92**	**$ 8,307.92**
6230 Expensed Shipping	6,600.46	38,541.07	45,141.53
Total 6200 General & Administrative Expenses	**$ 14,102.62**	**$ 62,567.91**	**$ 76,670.53**

Unaudited

6300 Sales & Marketing Expenses			0.00
6305 Advertising	3,129.26	89,578.96	92,708.22
6310 Product Samples	10,000.00	20,928.09	30,928.09
6315 S&M Software	6,650.00	17,127.68	23,777.68
6320 Marketing Supplies		18,487.43	18,487.43
6325 Rebranding Expenses		20,000.00	20,000.00
Total 6300 Sales & Marketing Expenses	**$ 19,779.26**	**$ 166,122.16**	**$ 185,901.42**
6400 Travel & Entertainment Expenses			0.00
6405 Company Meals		254.02	254.02
6415 Airfare		3,457.60	3,457.60
6420 Ground		234.38	234.38
6425 Lodging		1,728.19	1,728.19
Total 6400 Travel & Entertainment Expenses	**$ -**	**$ 5,674.19**	**$ 5,674.19**
6500 Professional Fees			0.00
6505 Accounting & Bookeeping	6,665.00	23,275.00	29,940.00
6510 Legal	49,424.80	33,139.78	82,564.58
6515 Freelancer Fees	38,333.87		38,333.87
6520 Sales Rep Agency		89,931.20	89,931.20
6550 Other Professional Fees	7,022.35	72,836.00	79,858.35
Total 6500 Professional Fees	**$ 101,446.02**	**$ 219,181.98**	**$ 320,628.00**
6600 Facility Expenses			0.00
6606 Warehouse Storage		43,608.68	43,608.68
6620 Office Workspaces	16,858.93	8,681.90	25,540.83
Total 6600 Facility Expenses	**$ 16,858.93**	**$ 52,290.58**	**$ 69,149.51**
6700 Research & Development			0.00
6705 R&D Expenses	12,343.33		12,343.33
Total 6700 Research & Development	**$ 12,343.33**	**$ -**	**$ 12,343.33**
6850 Obsolete Inventory		5,265.86	5,265.86
Total Expenses	**$ 164,530.16**	**$ 511,102.68**	**$ 675,632.84**
Net Operating Income	**$ (164,530.16)**	**$ (508,818.91)**	**$ (673,349.07)**

Other Income						
7000 Other Income						0.00
7005 Interest Income		2.74		7.74		10.48
Total 7000 Other Income	$	2.74	$	7.74	$	10.48
Total Other Income	$	2.74	$	7.74	$	10.48
Other Expenses						
8000 Other Expenses						0.00
8020 Interest Expense		1,287.06		10,036.58		11,323.64
8040 State Taxes Paid				5,631.57		5,631.57
8060 Charitable Donations				6,645.39		6,645.39
Total 8000 Other Expenses	$	1,287.06	$	22,313.54	$	23,600.60
Total Other Expenses	$	1,287.06	$	22,313.54	$	23,600.60
Net Other Income	$	(1,284.32)	$	(22,305.80)	$	(23,590.12)
Net Income	$	(165,814.48)	$	(531,124.71)	$	(696,939.19)

Note

FOR MANAGEMENT USE ONLY - NOT AUDITED

Statement of Cash Flows

Snazzy Beverages, Inc.

January 1-December 31, 2024

FULL NAME	TOTAL
OPERATING ACTIVITIES	
Net Income	-165,814.48
Adjustments to reconcile Net Income to Net Cash provided by operations:	
1230 Unfinished Inventory	-146,447.04
2005 AMEX Credit Card 71001	27,747.73
Total for Adjustments to reconcile Net Income to Net Cash provided by operations:	**-$118,699.31**
Net cash provided by operating activities	**-$284,513.79**
INVESTING ACTIVITIES	
FINANCING ACTIVITIES	
2505 Long-Term Loan Payable:Note Payable David P.	223,601.37
2605 SAFE Series 1 Notes Outstanding:Richard H Peterson Jr	30,000.00
2610 SAFE Series 1 Notes Outstanding:Stephen F Peterson	100,000.00
2615 SAFE Series 1 Notes Outstanding:Victoria Ann Peterson	10,000.00
Net cash provided by financing activities	**$363,601.37**
NET CASH INCREASE FOR PERIOD	**$79,087.58**
Cash at beginning of period	**$0.00**
CASH AT END OF PERIOD	**$79,087.58**

Statement of Cash Flows

Snazzy Beverages, Inc.

January 1-December 31, 2025

FULL NAME	TOTAL
OPERATING ACTIVITIES	
Net Income	-529,638.90
Adjustments to reconcile Net Income to Net Cash provided by operations:	
1200 Accounts Receivable	-1,485.81
1205 Prepaid Expenses	0.00
1215 Inventory	-159,888.29
1230 Unfinished Inventory	126,447.04
2005 AMEX Credit Card 71001	9,341.58
2105 Short-Term Loan Payable:IPFS Insurance Loan	430.17
Total for Adjustments to reconcile Net Income to Net Cash provided by operations:	**-$25,155.31**
Net cash provided by operating activities	**-$554,794.21**
INVESTING ACTIVITIES	
FINANCING ACTIVITIES	
2505 Long-Term Loan Payable:Note Payable David P.	-75,902.50
2625 SAFE Series 1 Notes Outstanding:David Peterson	160,952.50
2705 SAFE Series 2 Notes Outstanding:Trustees of the Gibson Family Trust Dated	20,000.00
2710 SAFE Series 2 Notes Outstanding:John Cardente	25,000.00
2715 SAFE Series 2 Notes Outstanding:Levey Family Trust	10,000.00
2720 SAFE Series 2 Notes Outstanding:Tom Barnds	20,000.00
2725 SAFE Series 2 Notes Outstanding:Stephen F Peterson	25,000.00
2726 SAFE Series 2 Notes Outstanding:David Peterson	38,000.00
2730 SAFE Series 2 Notes Outstanding:Garrett A Gavello Trust	20,000.00
2735 SAFE Series 2 Notes Outstanding:Mand R. Peterson Trust	300,000.00
2740 SAFE Series 2 Notes Outstanding:Peter M Love	10,000.00
2745 SAFE Series 2 Notes Outstanding:Series of Entrepreneur Ventures Labs LLC	12,500.00
Net cash provided by financing activities	**$565,550.00**
NET CASH INCREASE FOR PERIOD	**$10,755.79**
Cash at beginning of period	**$79,087.58**
CASH AT END OF PERIOD	**$89,843.37**


Snazzy Beverages, Inc.
Statement of Changes in Equity


Statement of Changes in Equity	Year Ended Dec, 2024	Year Ended Dec, 2025
Opening Balance	-$45,449.90	-$211,264.38
Net profit/loss	-$165,814.48	-$531,124.71
Stock Issued	$0.00	$0.00
Preferred Stock Issued	$0.00	$0.00
Ending Balance	-$211,264.38	-$742,389.09


Unaudited


Snazzy Beverages Inc.
Notes to the Financial Statements
For the fiscal year ended December 31, 2024 and 2025
$USD

1. ORGANIZATION AND PURPOSE

Snazzy Beverages Inc. (the "Company") is a corporation organized in September 3, 2024 under the laws of Delaware.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the Company's significant accounting policies applied in the preparation of the accompanying financial statements follows:

a) Basis of Accounting

The Company prepares its financial statements on an accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America (GAAP). Under the accrual basis of accounting, revenues are recorded when earned and expenses are recorded at the time liabilities are incurred.

b) Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

c) Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

d) Legal Fees

Legal fees consist of legal services provided for the creation of the Company and equity financing.

e) Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

3. COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

4. SUBSEQUENT EVENT

The Company has evaluated events and transactions subsequent to the period. No events require recognition in the financial statements or disclosures of the Company per the definitions and requirements of ASC Section 855-10, Subsequent Events.

5. RELATED PARTY TRANSACTIONS

The Company has a note payable to David Peterson, a related party and equity holder of the Company. The note is non-interest bearing and has no fixed maturity date. The outstanding balance was $193,148.77 and $269,051.27 as of December 31, 2025 and 2024, respectively.